UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	333-29141	CUSIP NUMBER: 553090AC5

(Check One):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K
	☒	Form 10-Q	☐	Form N-SAR

For Period Ended:	June 28, 2003

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant	MMI Products, Inc.
Former Name if Applicable
Address of Principal
Executive Office (Street and Number)	515 W. Greens Rd., Suite 710
City, State and Zip Code	Houston, Texas 77067

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date: and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Currently, the Company is negotiating with its lenders an amendment to the revolving credit facility. The absence of such amendment would be expected to materially impact certain disclosures in the Company's 10-Q, as well as the unaudited interim financial statements thereto. The Company believes that these negotiations are near completion and that the amendment must be finalized prior to filing its Form 10-Q. However, there can be no assurances that such an amendment will be agreed upon and entered into.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Robert N. Tenczar	(281) 876-0080
(Name)	(Area Code and Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).     Yes   ☒    No   ☐

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     Yes   ☒    No   ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The results for the three months and six months period ended June 28, 2003 have been reported in a Form 8-K filed on August 7, 2003.

MMI Products, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 13, 2003	By:	/s/ Robert N. Tenczar
Vice President and Chief Financial Officer